Exhibit 99.3

 This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

 It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

 You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BRF S.A.
Publicly-Trade Company
CNPJ/MF No. 01.838.723/0001-27
NIRE 42.300.034.240

NOTICE TO SHAREHOLDERS

Distribution of Interim Dividends and Interest on Capital

BRF S.A. ("BRF" or "Company") hereby, in continuation of the joint material fact disclosed on this date which informed about the meetings of the Board of Directors of the Company and of Marfrig Global Foods S.A. ("Marfrig") that deliberated on matters related to the merger of BRF shares by Marfrig ("Merger of Shares") approved at the Extraordinary General Meeting of the Company held on August 5, 2025 ("Meeting"), provides its shareholders with additional information about the approval, on this date, by the Company's Board of Directors, of the distribution of interim dividends and interest on capital ("IoC") to its shareholders, as provided in item 3.1.3 of the " Plan of Merger of BRF S.A. Shares by Marfrig Global Foods S.A”, executed on May 15, 2025, as amended on May 26, 2025 ("Plan of Merger").

The Board of Directors, in accordance with the provisions set forth in items 3.1.3 and 3.1.5 of the Plan of Merger, approved the distribution of the total gross amount of R$3,321,464,325.13 (three billion, three hundred and twenty-one million, four hundred and sixty-four thousand, three hundred and twenty-five reais and thirteen cents) as dividends and IoC, being R$2,921,464,325.13 (two billion, nine hundred and twenty-one million, four hundred and sixty-four thousand, three hundred and twenty-five reais and thirteen cents) as dividends and R$400,000,000.00 (four hundred million reais) as IoC, which correspond to dividends of R$1.83486883675 per share and gross IoC of R$0.25122591037 per share issued by the Company (already excluding the shares held by BRF shareholders who exercised the right of withdrawal due to the Merger of Shares and who will not be entitled to receive the dividends and IoC, as provided in the Plan of Merger).

Shareholders of the Company registered as such on September 18, 2025 (inclusive) ("Cut-off Date") will be entitled to receive the dividends and IoC mentioned above, and from September 19, 2025 the shares issued by the Company will be traded ex-dividends/IoC.

The dividends and IoC will be paid in a single installment, in national currency, on September 29, 2025, without any monetary adjustment or interest.

The Company will credit the dividends and IoC due to each shareholder according to the number of shares held on the Cut-off Date, in accordance with the bank domicile provided to Banco Bradesco S.A. ("Bookkeeper"), the institution responsible for the bookkeeping of the shares issued by the Company, as well as observing the procedures established by such institution.

For shareholders whose registration does not include the CPF/CNPJ number or the indication of "Bank/Branch/Current Account," dividends and IoC will only be credited after the registration update, within the deadlines determined by the Bookkeeper.

Shareholders whose shares are deposited in institutions providing securities custody services will have their dividends and IoC credited according to the procedures adopted by the depositary institutions.

Dividends and IoC to be distributed to non-resident shareholders will be paid net of the amounts the Company has collected as Withholding Income Tax due to any capital gain realized by such shareholders as a result of the Share Incorporation, in compliance with the tax legislation and regulations to which the Company is subject and in accordance with the Plan of Merger. Any withholdings will be made in accordance with the Notice to Shareholders disclosed by the Company on this date and according to the information provided by non-resident shareholders to the Company.

The receipt of dividends will be exempt from Income Tax, in accordance with Article 10 of Law No. 9,249, dated December 26, 1995.

The IoC will be subject to Withholding Income Tax, except for shareholders who are immune or exempt.

São Paulo, September 8, 2025.

BRF S.A.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer